SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549
                             -------------------

                                  FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              Activision, Inc.
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           (Exact name of registrant as specified in its charter)

          Delaware                                           94-2606438
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(State of incorporation or organization)                  (I.R.S. Employer
                                                         Identification No.)

3100 Ocean Park Boulevard, Santa Monica, California           90405
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(Address of Principal Executive Offices)                    (Zip Code)

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

     Title of Each Class                Name of Each Exchange on which
     to be so Registered                Each Class is to be Registered
     -------------------                ------------------------------

Preferred Stock Purchase Rights              NASDAQ National Market

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                               Title of Class
                               --------------

                                    None
ITEM 1.   Description of Registrant's Securities to be Registered.

          The Board of Directors of Activision, Inc., a Delaware corporation (the "Company"), declared a dividend distribution of one Preferred Stock Purchase Right (the "Right") for each outstanding share of Common Stock, par value $.000001 per share, of the Company (the "Common Stock"). The distribution was made payable as of April 19, 2000 (the "Record Date"), to shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of preferred stock of the Company, designated as Series A Junior Preferred Stock (the "Preferred Stock"), at a price of $40.00 per one one-hundredth (1/100) of a share ("Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of April 18, 2000, by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

          The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of this Summary of Rights attached thereto. An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding voting stock for or pursuant to the terms of any such plan, (D) any person or group of affiliated or associated persons whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock results from one or more actions or transactions approved by the Board of Directors of the Company), or (E) any person who, as of April 18, 2000, together with all affiliates and associates of such person, was the Beneficial Owner of 15% or more of the voting stock of the Company outstanding as of such date; provided, however, that any person described in this clause (E) shall become an Acquiring Person if (i) such person, together with all affiliates and associates of such person, after April 18, 2000, acquires beneficial ownership of an additional 1% or more of the voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above) or (ii) such person, together with all affiliates and associates of such person, after April 18, 2000, reduces its beneficial ownership of the voting stock to less than 15% of the outstanding voting stock and thereafter acquires beneficial ownership of 15% or more of the outstanding voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above).

          Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

          The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on April 18, 2010, unless earlier redeemed by the Company as described below.

          The Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, is subordinate to any other series of the Company's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $.000001 per share or 100 times the cash dividends declared on the Company's Common Stock. In addition, the holders of the Preferred Stock are entitled to receive 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $4,000 or 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

          The number of shares of Preferred Stock issuable upon exercise of the Rights and the Exercise Price of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

          Unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a Person becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a fair value at the time of such transaction determined in accordance with the Rights Agreement equal to approximately two times the Exercise Price.

          In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right, other than the Acquiring Person and certain affiliates, associates and transferees thereof (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon exercise of such Right and payment of the Exercise Price, in lieu of shares of Preferred Stock, that number of shares of the Common Stock of the Company having a fair value determined in accordance with the Rights Agreement at the time of the transaction which shall be equal to approximately two times the Exercise Price (such value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement).

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock for each outstanding Right, subject to anti-dilution adjustments.

          Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

          At any time prior to the close of business on the tenth day after there has been a public announcement that a person has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

          Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          A copy of the Rights Agreement, dated as of April 18, 2000, between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as exhibits the form of Right Certificate, the Summary of Rights to Purchase Series A Junior Preferred Stock and the form of Certificate of Designation of Series A Junior Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.


ITEM 2.   Exhibits

          4.1   -   Rights Agreement dated as of April 18, 2000,
                    between the Company and Continental Stock
                    Transfer & Trust Company, which includes as exhibits the form of Right Certificate as Exhibit A, the Summary of Rights to Purchase
                    Series A Junior Preferred Stock as Exhibit B and the form of Certificate of Designation of Series A Junior Preferred Stock of the Company as Exhibit C.

                                  SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 19, 2000

                              ACTIVISION, INC.

                              By:/s/ Robert A. Kotick
                                 -------------------------------------------
                                 Name:  Robert A. Kotick
                                 Title: Chairman and Chief Executive Officer


                                EXHIBIT INDEX

Exhibit   Description                             Sequentially
Number    of Exhibit                              Numbered Page
-------   -----------                             -------------

4.1       Rights Agreement dated as of
          April 18, 2000 between the Company
          and Continental Stock Transfer &
          Trust Company, which includes as
          exhibits the form of Right Certificate
          as Exhibit A, the Summary of Rights to
          Purchase Series A Junior Preferred Stock as Exhibit B and the form of Certificate of Designation of Series A Junior
          Preferred Stock of the Company as
          Exhibit C.